UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Berg, James E.
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   03/13/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Clinical
   Affairs & Product Development

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                        Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------------------------------------------------
1)Title of Security    2)Trans-    3.Trans-   4.Securities Acquired(A)        5)Amount of      6)    7)Nature of
                        action      action     or Disposed of (D)             Securities              Indirect
                         Date        Code                      A             Beneficially      D     Beneficial
                        (Month/                                or              Owned at        or    Ownership
                       Day/Year)    Code V    Amount           D     Price   End of Month      I
--------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                            41,000          D       Direct

                        Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
                                              Owned (Columns 1 through 6)
--------------------------------------------------------------------------------------------------------------------------
    1)Title of Derivative       2)Conversion   3)Trans-  4)Trans-  5)Number of Derivative    6)Date Exercisable and
           Security             or Exercise     action    action   Securities Acquired (A)       Expiration Date
                                  Price of       Date      Code    or Disposed of (D)
                                 Derivative
                                  Security                Code  V  A                    D    Exercisable   Expiration
--------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right   $ 0.3000                                                                    02/19/09
to buy)
Incentive Stock Option (right   $ 0.7200                                                                    02/19/09
to buy)
Incentive Stock Option (right   $ 1.1600       03/13/03    A (1)   50,000                                   03/13/13
to buy)
Incentive Stock Option (right   $ 1.2800                                                                    07/10/08
to buy)
Incentive Stock Option (right   $ 1.4688                                                                    11/09/06
to buy)
Incentive Stock Option (right   $ 2.2500                                                      03/15/97      03/15/07
to buy)
Incentive Stock Option (right   $ 2.5000                                                                    05/21/04
to buy)
Incentive Stock Option (right   $ 2.5000                                                                    03/16/06
to buy)
Incentive Stock Option (right   $ 3.2900                                                                    03/14/12
to buy)
Incentive Stock Option (right   $ 6.4375                                                                    09/16/05
to buy)
Non-Qualified Stock Option      $ 1.5500                                                                    02/19/09
(right to buy)
Non-Qualified Stock Option      $ 2.4701                                                                    03/10/10
(right to buy)
Non-Qualified Stock Option      $ 2.7500                                                                    07/17/03
(right to buy)
Non-Qualified Stock Option      $ 3.5700                                                      03/15/01      03/15/11
(right to buy)

                                      Page 1

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
                     Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
                                      Owned (Columns 1,3 and 7 through 11)
--------------------------------------------------------------------------------------------------------------------------
    1)Title of Derivative       3)Trans-    7)Title and Amount                8)Price    9)Number of     10)  11)Nature of
           Security              action       of Underlying                   of Deri-   Derivative             Indirect
                                  Date          Securities                     vative     Securities     D     Beneficial
                                                                  Amount or   Security   Beneficially    or    Ownership
                                                                  Number of                 Owned at     I
                                                  Title            Shares                End of Month
--------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right              Class A Common Stock      8,000                   8,000       D      Direct
to buy)
Incentive Stock Option (right              Class A Common Stock    150,000                 150,000       D      Direct
to buy)
Incentive Stock Option (right   03/13/03   Class A Common Stock     50,000                  50,000       D      Direct
to buy)
Incentive Stock Option (right              Class A Common Stock     25,000                  25,000       D      Direct
to buy)
Incentive Stock Option (right              Class A Common Stock     10,000                  10,000       D      Direct
to buy)
Incentive Stock Option (right              Class A Common Stock     15,000                  15,000       D      Direct
to buy)
Incentive Stock Option (right              Class A Common Stock      8,000                   8,000       D      Direct
to buy)
Incentive Stock Option (right              Class A Common Stock      3,000                   3,000       D      Direct
to buy)
Incentive Stock Option (right              Class A Common Stock     50,000                  50,000       D      Direct
to buy)
Incentive Stock Option (right              Class A Common Stock      1,000                   1,000       D      Direct
to buy)
Non-Qualified Stock Option                 Class A Common Stock     50,000                  50,000       D      Direct
(right to buy)
Non-Qualified Stock Option                 Class A Common Stock     75,000                  75,000       D      Direct
(right to buy)
Non-Qualified Stock Option                 Class A Common Stock     36,000                  36,000       D      Direct
(right to buy)
Non-Qualified Stock Option                 Class A Common Stock     50,000                  50,000       D      Direct
(right to buy)

Explanation of Responses:

(1)
Options vest as follows: One third vest one year from the date of grant, the final two thirds vest daily thereafter through the third anniversary of the option grant.

SIGNATURE OF REPORTING PERSON
/S/ By: Gregory P. Hanson
    For: James E. Berg
DATE 03/14/03

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